ETF DISTRIBUTION SERVICES AGREEMENT
THIS AGREEMENT made this 7th day of January, 2026, by and between Bridgeway Capital Management, LLC, a Delaware limited liability company (the “Adviser”), and Foreside Fund Services, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Distributor and Bridgeway ETF Trust (the “Trust”) have entered into an ETF distribution agreement dated as of January 7, 2026 as amended (the “ETF Distribution Agreement”), whereby the Distributor acts as the principal underwriter of certain series of the Trust, as listed in Exhibit A to the ETF Distribution Agreement (the “Funds”); and

WHEREAS, the Adviser has agreed to compensate the Distributor to the extent that the Funds are not authorized to so compensate the Distributor;

NOW THEREFORE, the Adviser and the Distributor hereby agree as follows:

1.
Compensation and Expenses.
The Distributor has agreed to provide the services set forth in the ETF Distribution Agreement, which is attached hereto as Exhibit A, and the Adviser has agreed to pay the Distributor the compensation set forth in Exhibit B.
2.
Term and Termination.
(a)
This Agreement will become effective upon the date first set forth above, will continue in effect throughout the term of the ETF Distribution Agreement, and will terminate automatically upon any termination of the ETF Distribution Agreement; provided, however, that, notwithstanding such termination of the ETF Distribution Agreement, the Adviser will continue to pay to Distributor all fees and expenses to which Distributor is entitled pursuant to the ETF Distribution Agreement for services performed through such termination date.
(b)
This Agreement may be terminated by the Adviser upon 60 days’ written notice to the Distributor in the event the Adviser no longer serves as investment adviser to the Funds; provided that prior to or on such termination date, the Adviser pay to Distributor all compensation due as of such termination date.
3.
Limitation of Liability
The Distributor shall not be liable to the Adviser for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement.
4.
Notices.  Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by email, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

(i) To Distributor:	(ii) If to the Adviser:
Foreside Fund Services, LLC Attn: Legal Department 190 Middle Street, Suite 301 Portland, ME 04101 Telephone: (207) 553-7110 Email: legal@foreside.com	Bridgeway Capital Management, LLC Attn: John Montgomery 20 Greenway Plaza, Suite 930 Houston, Texas 77046 Telephone: Email: jmontgomery@bridgeway.com

5.
Transfer Agent
            The Distributor and the Adviser agree that in the course of the Distributor’s services that the Distributor may need information from time to time from the transfer agent (“Transfer Agent”) as depicted below.  The Adviser shall promptly notify the Distributor in writing of any changes to the Transfer Agent or its contact information.
[PLEASE INSERT: Transfer Agent Name/physical address/e-mail/phone number]
6.
Assignment.
This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party.  This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.
7.
Governing Law.
This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Delaware.
8.
Miscellaneous.
(a)
Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.
(b)
This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.
(c)
If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.
(d)
This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e)
No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.
(f)
Invoices for fees and expenses due to Distributor hereunder and as set forth in Exhibit B hereto shall be sent by Distributor to the address furnished above in Section 4(ii) unless and until changed by Adviser (Adviser to provide reasonable advance notice of any change of billing address to Distributor).
(g)
This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed all as of the day and year first above written.

Bridgeway Capital Management, LLC		Foreside Fund Services, LLC

By:	/s/ John Montgomery	By:	/s/ Teresa Cowan
Name:	John Montgomery	Name:	Teresa Cowan,
Title:	CEO	Title:	President

EXHIBIT A
ETF Distribution Agreement

EXHIBIT B

Compensation

DISTRIBUTION SERVICES FEES

Name	Price	Term
Implementation Fee	$5,000.00 Payable upon execution	One-time service
Legal Underwriting - Exchange-Traded Products	Asset fee breakdown: Subject to an annual minimum of $15,000 per Fund.	Annually recurring
Review of Fund Marketing Material	$125 standard review $10 per page/minute $600 expedited review $25 per page/minute
Standard fee per communication piece for the first 10 pages (minutes if audio or video)

Fee after 10 pages/minutes

Expedited fee per communication piece requiring 24 hour expedited review for the first 10 pages (minutes if audio or video)

Fee after 10 pages/minutes (expedited)

Call Center Service (optional)	$2,000	Annually recurring
1Asset Fee based on total assets in the Funds (calculated and billed monthly).
Recurring fees are subject to standard 5% annual increase.

OUT-OF-POCKET EXPENSES

Reasonable out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the ETF Distribution Agreement.  Such expenses may include, without limitation, regulatory filing fees; marketing materials regulatory review fees; communications; postage and delivery service fees; bank fees; reproduction and record retention fees; travel, lodging and meals.

Notes:

➢
Fees will be calculated and payable monthly.